Exhibit 99.2

FORBEARANCE AGREEMENT

This FORBEARANCE AGREEMENT (this “Forbearance Agreement”), dated as of February 16, 2010 (the “Effective Date”), is by and among NORTH AMERICAN PETROLEUM CORPORATION USA, a Delaware corporation, and PRIZE PETROLEUM LLC, an Oklahoma limited liability company (collectively, the “Borrowers”), PETROFLOW ENERGY LTD., a Canadian corporation with registered office in Alberta, parent of each Borrower and a guarantor under the Credit Agreement described below (the “Guarantor”), TEXAS CAPITAL BANK, N.A., a national banking association, as Co-Agent and a Bank, and COMPASS BANK, as successor in interest to GUARANTY BANK FSB, as a Bank, LC Issuer and Administrative Agent (in such latter capacity and together with it successors and permitted assigns in such capacity the “Administrative Agent”) for the banks and financial institutions from time to time parties to the below-described Credit Agreement (the “Banks”).

R E C I T A L S:

WHEREAS, an “Amended and Restated Credit Agreement” was entered into as of March 29, 2007, by and among the Borrowers, the Administrative Agent and the Banks (as amended from time to time prior to the Effective Date, the “Credit Agreement”);

WHEREAS, in connection with the Credit Agreement, the Borrowers executed and delivered to the Administrative Agent their promissory notes in principal amounts aggregating up to $200,000,000, (the “Notes”), secured in part by various deeds of trust, security agreements and other security instruments;

WHEREAS, as of February 16, 2010, and prior to the $1,000,000 principal payment required to be made on the date hereof, there is $106,088,603.35 in principal outstanding under the Notes;

WHEREAS, as additional security for the Notes, the Guarantor executed its “Amended and Restated Guaranty” dated as of March 29, 2007 (“Guaranty”), pursuant to which the Guarantor absolutely and unconditionally guaranteed the payment of the Obligations;

WHEREAS, various Defaults and Events of Default exist under the Credit Agreement;

WHEREAS, a Loan Excess exists in the amount of $31,088,603.36 as of the Effective Date;

WHEREAS, the Banks are entitled to raise the annual interest rate on the Notes to the Default Rate; and

WHEREAS, the Borrowers and the Guarantor have requested a period of forbearance from the exercising of certain legal remedies available to the Administrative Agent as a result of the Forbearance Defaults;

NOW, THEREFORE, in consideration of the premises and the mutual covenants made herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Borrowers, the Guarantor and the Administrative Agent agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1           Terms Defined in Credit Agreement.  Terms used herein shall have the same meanings given such terms in the Credit Agreement (as amended by this Forbearance Agreement) unless otherwise defined herein or the context otherwise requires.

1.2           References.  References in this Forbearance Agreement to “hereby,” “herein,” “hereinafter,” “hereinabove,” “hereinbelow,” “hereof,” “hereunder” and words of similar import shall be to this Forbearance Agreement in its entirety and not only to the particular article or section in which such reference appears.  Exhibits and schedules to any Loan Document shall be deemed incorporated by reference in such Loan Document.  References to any document, instrument, or agreement (a) shall include all exhibits, schedules, and other attachments thereto, and (b) shall include all documents, instruments, or agreements issued or executed in replacement thereof.  This Forbearance Agreement, for convenience only, has been divided into articles and sections; and it is understood that the rights and other legal relations of the parties hereto shall be determined from this instrument as an entirety and without regard to the aforesaid division into articles and sections and without regard to headings prefixed to such articles or sections.  Whenever the context requires, reference herein made to the single number shall be understood to include the plural; and likewise, the plural shall be understood to include the singular.  Definitions of terms defined in the singular or plural shall be equally applicable to the plural or singular, as the case may be, unless otherwise indicated.  Words denoting sex shall be construed to include the masculine, feminine and neuter, when such construction is appropriate; and specific enumeration shall not exclude the general but shall be construed as cumulative; the word “or” is not exclusive; the word “including” (in its various forms) shall mean “including, without limitation”; in the computation of periods of time, the word “from” means “from and including” and the words “to” and “until” mean “to but excluding”; and all references to money refer to the legal currency of the United States of America.

1.3           Amendment of Defined Instruments.  Unless the context otherwise requires or unless otherwise provided herein, the terms defined in this Forbearance Agreement which refer to a particular agreement, instrument or document also refer to and include all renewals, extensions, modifications, amendments and restatements of such agreement, instrument or document, provided that nothing contained in this Section shall be construed to authorize any such renewal, extension, modification, amendment or restatement.

1.4           Negotiated Transaction.  This Forbearance Agreement has been reviewed and negotiated by sophisticated parties with access to legal counsel, and no rule of construction shall apply hereto or thereto which would require or allow this Forbearance Agreement to be construed against any party because of its role in drafting this Forbearance Agreement.

ARTICLE 2
ACKNOWLEDGEMENT

The Borrowers and the Guarantor hereby acknowledge and agree that:

2.1           one or more Events of Default have occurred and exist under the Credit Agreement; and, but for this Forbearance Agreement:

2.2           the Administrative Agent would have the right to exercise any and all rights and remedies provided under the Credit Agreement and the other Loan Documents; and

2.3           the Banks would have the right to collect interest on the Notes at the Default Rate without notice to the Borrowers; and

2.4           the Administrative Agent would have the right to accelerate the maturity of the Notes without notice to the Borrowers; and

2.5           TCB would have the right to apply, through its right of set off or otherwise, all amounts now or hereafter in the TCB Account to amounts owing to the Banks by the Borrowers.

ARTICLE 3
REPRESENTATION AND WARRANTIES

To induce the Administrative Agent and the Banks to enter into this Forbearance Agreement, the Borrowers and the Guarantor hereby represent and warrant to the Administrative Agent and the Banks as follows with the intention that the Administrative Agent and the Banks shall rely thereon without any investigation or verification by the Administrative Agent, the Banks or their respective counsel:

3.1           Execution of Agreement.  This Forbearance Agreement has been duly executed and delivered on behalf of the Borrowers and the Guarantor.

3.2           Authorized Action.  The execution, delivery and performance of this Forbearance Agreement has been duly authorized by the Borrowers and the Guarantor.

3.3           Representations and Warranties in the Loan Documents.  Except as expressly modified or amended hereby, representations and warranties of the Borrowers and the Guarantor set forth in the Loan Documents, after giving effect to this Forbearance Agreement, are true and correct as of the Effective Date.

3.4           Events of Default.  No Default has occurred which is continuing as of the Effective Date other than the Forbearance Defaults.

3.5           No Violation of Law.  The consummation of this Forbearance Agreement does not contravene, violate, or conflict with any Laws.

3.6           Ownership.

(a)	North American Petroleum Corporation USA is a wholly-owned subsidiary of the Guarantor.

(b)	The Guarantor owns no interests in any Person other than North American Petroleum Corporation USA.

(c)	Prize Petroleum LLC is a wholly-owned subsidiary of North American Petroleum Corporation USA.

(d)	North American Petroleum Corporation USA owns no interests in any Person other than Prize Petroleum LLC and J&S Oil and Gas Program 2006 LP.

3.7           Offer Letters.  All Offer Letters received by the Borrowers, the Guarantor or their respective agents or representatives since December 1, 2009, have been delivered to the Administrative Agent.

ARTICLE 4
AMENDMENTS AND MODIFICATIONS TO CREDIT AGREEMENT

4.1           Amendment to Credit Agreement.

4.1.1           The following definitions are hereby added to Section 1.01 of the Credit Agreement as follows:

“Acceptable Sale Terms” as applied to a purchase and sale agreement covering the Oklahoma oil and gas properties of the Borrowers means that:

(i)
the proposed purchaser under such purchase and sale agreement shall be acceptable to each Bank, including, without limitation, its financial strength, its record in the industry for successfully concluding acquisitions of oil and gas properties and its general reputation; and

(ii)	the terms of such purchase and sale agreement shall be acceptable to each Bank.

“Additional Properties (February 2010)” means the Oil and Gas Properties of the Borrowers identified by the Administrative Agent.

“Capital Recovery Agreement” means the Capital Recovery Agreement between Altex Energy Corporation and North American Petroleum Corporation USA dated March 1, 2006, as amended or supplemented, from time to time.

“Cash Forecast Budget” means a projected sources and uses of cash of the Borrowers in such detail as shall be reasonably satisfactory to the Administrative Agent.

“Deposit Control Agreement” means a deposit control agreement between the Borrowers, TCB and the Administrative Agent regarding the bank accounts maintained by North American Petroleum Corporation USA at TCB, including, without limitation, the deposit accounts identified on Schedule One hereto (the “TCB Accounts”).

“Emergency” means an unexpected event or previously unknown condition relating to the Oil and Gas Properties of the Borrowers that creates an imminent risk of harm to persons, of damage to the property of the Borrowers or others, of harm to the environment, or otherwise of imposing liability on the Borrowers which risk requires immediate action to avoid or mitigate.

“Emergency Expenditures” means the actual expenditures reasonably incurred by the Borrowers in connection with the avoidance or mitigation of the harm, damage, or liability for an Emergency; provided, however, that such expenditures shall be so classified if and only if the Borrowers within 10 days of such Emergency provide to the Administrative Agent notice of the occurrence and nature of the Emergency and the scope and nature of the expenditures it is incurring in response to that Emergency.

“Farmout Agreement” means the Farmout Agreement from Enterra Acquisitions Corp., as farmor, to North American Petroleum Corporation USA, as farmee, dated March 1, 2006, as amended or supplemented from time to time.

“Forbearance Agreement” means the Forbearance Agreement dated February 16, 2010, among the Borrowers, the Parent, the Administrative Agent and the Bank, and amendments thereto entered into subsequent to such date.

“Forbearance Defaults” means (i) the failure of the Borrowers to comply with clauses (a), (c), (d) and (e) of Section 7.12 of the Credit Agreement for the period ended September 30, 2009, (ii) the occurrence of a Material Adverse Effect under Section 9.01(l) of the Credit Agreement due to the default and termination notices received from Enterra Acquisition Corp. regarding the Farmout Agreement and due to the cash shortage projected by the Borrowers in the “Cash Flow Projection through 2010” previously delivered to the Administrative Agent, (iii) the failure of the Borrowers to obtain the Equity Contribution described in the Recitals to the Ninth Amendment and in Section 6.24 of the Credit Agreement and (iv) the failure of the Borrowers to satisfy the Loan Excess existing on the Effective Date.

“Forbearance Period” has the meaning given such term in the Forbearance Agreement.

“Non-Forbearance Defaults” means each Default and Event of Default other than a Forbearance Default.

“Offer Letter” means any of the following whether in final or draft form and whether or not complete or binding:  Any proposal, letter of intent, commitment letter, term sheet, discussion sheet, or other written communication regarding,

(i)	the acquisition of any portion of either Borrower or the Guarantor or any of their respective assets of a material nature, or

(ii)	any financing (whether debt or equity) for either Borrower or the Guarantor of a material nature.

“Proper Purpose” means any of the following:

(i)           Emergency Expenditures;

(ii)	payment of general and administrative expenses incurred in the ordinary course of business and consistent with the Cash Forecast Budget;

(iii)
payment of lease operating expenses, production taxes, ad valorem taxes, and any required royalty payments related to the Oil and Gas Properties of the Borrowers and consistent with the Cash Forecast Budget;

(iv)	payment of accounts payable incurred in the ordinary course of business and consistent with the Cash Forecast Budget;

(v)	as permitted by Section 6.1 of the Forbearance Agreement; and

(vi)	other payments approved by the Administrative Agent from time to time.

“TCB” means Texas Capital Bank, N.A., a national banking association.

“TCB Accounts”.  See Deposit Control Agreement.

“Termination Date” has the meaning given such term in Section 5.5 of the Forbearance Agreement.

4.1.2           The following definitions in Section 1.01 of the Credit Agreement are hereby amended and restated in their respective entireties as follows:

“Applicable Rate” means, when determined for the applicable Loan on a per annum basis, (i) for Tranche A: 7.5%; and (ii) for Tranche C: 7.5%.

“Maturity Date” means, (i) with regard to Tranche A, January 1, 2012, and (ii) with regard to Tranche C, September 30, 2010; provided that, if the Forbearance Period shall expire or be terminated without a waiver of all then existing Defaults and Events of Default, then the Maturity Date for both Tranche A and Tranche C shall be the Termination Date.

4.1.3           A clause (g) is added to Section 2.05, Prepayments, of the Credit Agreement as follows:

“(g)           In addition to other principal payments required under the Credit Agreement, the Borrowers shall make monthly payments on the principal of the Notes in the amount of $1,000,000 each month, with the first such principal payment being due and payable on February 16, 2010, and subsequent principal payments being due and payable on the sixteenth day of each month thereafter until the Notes are paid in full.”

4.1.4           A Section 2.15 is hereby added to the Credit Agreement as follows:

“2.15           Limitations on Loans, Letters of Credit and Swap Contracts During the Forebearance Period.  Notwithstanding the other provisions of this Agreement or the other Loan Documents, during the Forbearance Period and so long thereafter as a Default or Event of Default exists, the Borrowers agree that the Borrowers shall have no rights to (i) borrow any amounts under the Credit Agreement, (ii) request any Letters of Credit or extend any Letters of Credit, (iii) convert any Loan to a Eurodollar Loan, (iv) continue after the Interest Period applicable thereto any Eurodollar Loan as a Eurodollar Loan, unless or until all Banks consent thereto, or (v) modify any existing Swap Contracts or enter into any new Swap Contracts without the consent of the Administrative Agent.”

4.1.5           A Section 2.16 is hereby added to the Credit Agreement as follows:

“2.16           Forbearance Fee.  The Borrowers agree to pay to the Administrative Agent for the ratable benefit of the Banks a forbearance fee of $400,000, but payment of up to $300,000 of such forbearance fee may be deferred by the Borrowers and paid in installments of $100,000 each on the 15th day of each calendar month hereafter until the Termination Date, when any unpaid portion of such forbearance fee shall be immediately due and payable except that, in this connection, the unpaid portion of such fee shall be automatically waived upon the Borrowers’ receipt of written notice from the Administrative Agent that it has determined that any lien filing made by Altex Energy Corporation against any of the oil and gas properties of the Borrowers constitutes a Non-Forbearance Default.”

4.1.6           A Section 7.13 is hereby added to the Credit Agreement as follow:

“7.13           Use of TCB Account Funds.  Use the funds from time to time in the TCB Accounts for any purpose other than for Proper Purposes.”

4.1.7           A clause (m) is hereby added to Section 9.01, Events of Default, of the Credit Agreement as follows:

“(m)           Proceeds of Productions.  Any of the proceeds of production from the Oil and Gas Properties of the Borrowers shall not be sent or transferred directly by the purchasers of production to TCB for deposit into the TCB Accounts unless sent beyond the Borrowers’ control by purchasers of production to the Borrowers, and the Borrowers remit same directly to TCB within one (1) Business Day for deposit into the TCB Accounts.”

ARTICLE 5
FORBEARANCE OF ADMINISTRATIVE AGENT

5.1           Forbearance; Waiver of Default Interest.

5.1.1           From the period beginning on the Effective Date and ending on the Termination Date (such period, the “Forbearance Period”), the Administrative Agent hereby agrees to forbear from exercising its remedies to collect the Notes under the Credit Agreement and the other Loan Documents arising solely as a result of the Forbearance Defaults; provided, however, that the Administrative Agent and the Banks may (i) give default and other notices to the Borrowers and the Guarantor (including notices of and related to Borrowing Base redeterminations) and (ii) continue to monitor the operations of the Borrowers and the Guarantor and administer the Obligations in accordance with the terms of the Credit Agreement, this Forbearance Agreement and the other Loan Documents.

5.1.2            Interest Payments During the Forbearance Period.  During the Forbearance Period, interest will continue to be due and payable on the dates specified in the Credit Agreement (as amended by this Forbearance Agreement) therefor and will accrue on the Loans at the rate provided in the Credit Agreement (as amended by this Forbearance Agreement) (but not, for the avoidance of doubt, at the Default Rate unless (i) during the Forbearance Period, there shall occur a Non-Forbearance Default or (ii) the Forbearance Period shall expire or be terminated.).

5.1.3           Waiver of Default Interest.  In consideration of the payments to be made pursuant to Section 2.16 of the Credit Agreement (as added by this Forbearance Agreement), the Banks waive their right to raise the interest rates applicable to the Notes to the Default Rate for the periods prior to the Effective Date and for the period from the Effective Date to the Termination Date.  On the Termination Date, the principal of the Notes shall automatically bear interest at the Default Rate.

5.2           Permitted Actions; Non-Forbearance Defaults.  Except as set forth in Section 5.1, during the Forbearance Period, the Administrative Agent may continue to take all actions, give notices, and exercise any and all of its rights and remedies under the Credit Agreement, this Forbearance Agreement and the other Loan Documents.

5.3           No Waiver of Rights.  Except as specifically set forth in Section 5.1 above, neither the execution and delivery by the Administrative Agent and the Banks of this Forbearance Agreement nor forbearance by the Administrative Agent and the Banks pursuant to the terms of this Forbearance Agreement will (a) be construed to be a waiver of any Default or Event of Default or a waiver of any rights of the Administrative Agent or the Banks as set forth in the Credit Agreement and the other Loan Documents, or (b) limit or impair the Administrative Agent’s or any Bank’s right to demand strict performance of all other terms and covenants of the Credit Agreement or the other Loan Documents.  Each of the Borrowers and the Guarantor further acknowledge and agree that:  (i) any exercise of rights by the Administrative Agent upon termination of its obligation to forbear in accordance with this Forbearance Agreement will not be affected by reason of the forbearance provided for herein, and (ii) neither the Borrowers nor the Guarantor may assert as a defense thereto the passage of time, course of dealing, estoppel, laches or any statute of limitations based thereon.  Nothing in this Forbearance Agreement constitutes satisfaction of all or any portion of the Obligations under the Credit Agreement or any other Loan Document.

5.4           No Other Modifications.  Except as expressly set forth in this Forbearance Agreement, all obligations of the Borrowers and the Guarantor under the Credit Agreement and the other Loan Documents remain in full force and effect.

5.5           Termination of Forbearance Period.  The Forbearance Period will terminate automatically and without notice to the Borrowers upon the earliest to occur of:  (i) March 7, 2010, if a purchase and sale agreement has not been entered into by the Borrowers for the sale of the Borrowers’ Oklahoma oil and gas properties on Acceptable Sale Terms, (ii) the violation of any provision of this Forbearance Agreement, or any document now or hereafter delivered in connection herewith, by the Borrowers or the Guarantor, (iii) the occurrence of a Non-Forbearance Default, (iv) any representation, warranty, certification or statement made or deemed to have been made by or on behalf of the Borrowers or the Guarantor in this Forbearance Agreement, or any other document now or hereafter executed and delivered in connection herewith, is proved to be incorrect at the time given in all material respects when such representation, warranty, certification or statement was made and (v) if the conditions set forth in clause (i) preceding have been met, May 1, 2010 (such applicable date, the “Termination Date”).

5.6           Effect of Termination.  Notwithstanding Section 5.1, upon the Termination Date, the Administrative Agent shall immediately be entitled to exercise all rights and remedies provided at law, in equity or under the Credit Agreement, under this Forbearance Agreement or under the other Loan Documents without any notice having been previously given to the Borrowers or the Guarantors, all such notices being hereby waived by the Borrowers and the Guarantor to the fullest extent not prohibited by Laws.

5.7           Limited Scope of Agreement.  All obligations of the Borrowers and the Guarantor under the Credit Agreement and the other Loan Documents (including, without limitation, the Obligations) remain in full force and effect except as expressly set forth herein.

5.8           No Obligation to Renew, Etc.  Except as expressly agreed to herein, the Borrowers, the Guarantor, and the Banks agree that the Banks have no obligation to renew, modify or extend the term of this Forbearance Agreement, the Credit Agreement, any of the other Loan Documents or any other documents, agreements or instruments.

ARTICLE 6
COVENANTS OF THE BORROWERS AND THE GUARANTOR

In consideration of the Administrative Agent’s and the Banks’ agreement to forbear and waive certain rights as set forth in Section 5.1, the Borrowers and the Guarantor hereby agree as follows:

6.1           Activities of the Borrowers; Use of Funds.  It is hereby acknowledged that, due to the occurrence of the Forbearance Defaults, the Administrative Agent is entitled to foreclose on or collect certain funds and assets of the Borrowers and apply such funds and assets to the Obligations under the Credit Agreement.  Notwithstanding such fact, the Borrowers shall be permitted during the Forbearance Period to use such funds and assets in a manner otherwise consistent with the Credit Agreement and this Forbearance Agreement, including for purposes of generating cash flows from existing oil and gas properties and pursuing strategic oil and gas property divestments; provided, however that the Borrowers shall not, during the Forbearance Period, in any way use such funds or assets for the purpose of drilling any new oil or gas wells.  Notwithstanding the foregoing, the Borrowers may use such funds for Emergency Expenditures.

6.2           Further Assurances.  The Borrowers and the Guarantor hereby agree to execute and deliver any and all documents, instruments and agreements, and to take such other actions, as the Administrative Agent may reasonably require to effect the transactions and arrangements contemplated by this Forbearance Agreement.

6.3           Biweekly Cash Reconciliations.  On Friday, February 26, 2010, and each second Friday occurring thereafter (a “Reporting Date”), the Borrowers shall provide to the Administrative Agent a reconciliation for the two-week period ended on the Friday which is two weeks before such Reporting Date, of the sources and uses of cash deposited in and withdrawn from the TCB Accounts, together with a certification from the Borrowers that funds withdrawn from the TCB Accounts were used for Proper Purposes.  For the purposes of clarity, the first report will be due on February 26, 2010 for the two-week period ended February 12, 2010; the second such report will be due on March 12, 2010, for the two-week period ended February 26, 2010; and so on.

6.4           Strategic Matters.  Each Borrower and the Guarantor agree to provide to the Administrative Agent, within three (3) Business Days after the receipt thereof, copies of each Offer Letter received by it or its agents or representatives.

6.5           Additional Mortgages.  Within 10 days following the Effective Date, the Borrowers shall create first and prior Liens, subject only to Permitted Liens, on the wells and properties listed on Schedule Two hereto.  Such Liens shall be created pursuant to mortgages, deeds of trust and security agreements reasonably acceptable to, and prepared by, the Administrative Agent.

ARTICLE 7
MISCELLANEOUS

7.1           Conditions Precedent.  The effectiveness of the forbearance and waiver set forth in Section 5.1 of this Forbearance Agreement, shall be subject to the satisfaction of each of the following conditions concurrently with the execution of this Forbearance Agreement (all documents to be delivered below must be in form and substance and supported by legal opinions as are satisfactory to the Administrative Agent):

7.1.1           Forbearance Fee.  The delivery to the Administrative Agent of $100,000 of the fee payable pursuant to Section 2.16 of the Credit Agreement, as amended by this Forbearance Agreement, for the ratable benefit of the Banks;

7.1.2           Legal Fees.  The payment of the estimated reasonable fees and expenses of the legal counsel for the Administrative Agent and the Banks incurred to the Effective Date.

7.1.3           Cash Forecast Budget.  The delivery to the Administrative Agent of the Cash Forecast Budget (as such term is added to the Credit Agreement by this Forbearance Agreement).

7.1.4           Deposit Control Agreement.  The receipt by the Administrative Agent of the duly executed Deposit Control Agreement (as such term is added to the Credit Agreement by this Forbearance Agreement).

7.1.5           Pledge Agreement.  The receipt by the Administrative Agent of a duly executed pledge agreement from the Guarantor, together with the certificates, if applicable, evidencing ownership of North American Petroleum Corporation USA and any other entities identified therein.

7.1.6           Additional Collateral.  The receipt by the Administrative Agent of duly executed mortgages, deeds of trust and security agreements covering the Additional Properties (February 2010).

7.2           Grant of Security Interest in the TCB Accounts.  As additional security for the Notes and other Obligations, each Borrower hereby assigns and pledges to the Administrative Agent, and grants a security interest to the Administrative Agent in, the TCB Accounts.  On and after the Termination Date, the Administrative Agent shall be entitled to exercise all rights and remedies available to it under the Uniform Commercial Code as in effect in Texas or otherwise available to it at law or in equity, including, without limitation, the right to apply all or any portion of amounts in the TCB Accounts to the Notes and other Obligations without prior notice and regardless of whether the Notes and other Obligations have been accelerated or the Obligations are then due and payable.

7.3           Notices.  Notices to any party hereunder shall be given in accordance with Section 10.02 of the Credit Agreement, at the addresses set forth on the signatures pages hereto, except that any notice to the Borrowers may also be given by any electronic means, including email, to any electronic address believed by the Administrative Agent to be an address of either Borrower or an officer of either Borrower.

7.4           Amendments and Waivers.  Any provision of this Forbearance Agreement may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) by a written instrument signed by each party hereto.  Delivery of an executed counterpart of such written instrument by telecopy, e-mail, facsimile or other electronic means shall be effective delivery of a manually executed counterpart of such written instrument.

7.5           GOVERNING LAW.  This Forbearance Agreement has been negotiated, is being executed and delivered, and will be performed in whole or in part, in the State of Texas.  This Forbearance Agreement and any litigation between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted and enforced pursuant to the Laws of the State of Texas (and the applicable federal Laws of the United States of America) without giving effect to its choice of law principles.

7.6           VENUE. Each of the Borrowers and the Guarantor hereby irrevocably submits to the non-exclusive jurisdiction of any United States federal or Texas state court sitting in Houston, Harris County, Texas in any action or proceeding arising out of or relating to any Loan Documents and each of the Borrowers and the Guarantor hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, and each of the Borrowers and the Guarantor hereby specifically consents to the jurisdiction of the State District Courts of Harris County, Texas and the United States District Court for the Southern District of Texas, Houston Division.  Nothing herein shall limit the right of the Administrative Agent and the Banks to bring proceedings against the Borrowers and the Guarantor in the courts of any other jurisdiction.  Any judicial proceeding by any of the Borrowers or the Guarantor against the Administrative Agent, any Bank or any Affiliate of the Administrative Agent or any Bank involving, directly or indirectly, any matter in any way arising out of, related to, or connected with any Loan Document shall be brought only in the State District Courts of Harris County, Texas, or in the United States District Court for the Southern District of Texas, Houston Division.

7.7           Invalid Provisions; Severability.  If any provision of this Forbearance Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable, this Forbearance Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.  Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as a part of this Forbearance Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

7.8           NO DEFENSES OF BORROWERS OR GUARANTOR.  Each of the Borrowers and the Guarantor stipulates warrants, represents and agrees that, as of the Effective Date, it has no defenses against its obligations to pay any of the Obligations or any other amount due and owing to the Administrative Agent pursuant to the Loan Documents.  Each of the Borrowers and the Guarantor acknowledges, warrants and agrees that, to the best of its knowledge, the Administrative Agent and each Bank have acted in good faith in all respects as to the Loan Documents and this Forbearance Agreement, and has conducted in a commercially reasonable manner its relationships with the Borrowers and the Guarantor in connection with the Loan Documents and this Forbearance Agreement, and the Borrowers and the Guarantor hereby waive and release any claims to the contrary.

7.9           RELEASE OF CLAIMS.

7.9.1           Each of the Borrowers and the Guarantor for itself, its successors and assigns or his heirs, administrators and executors, as applicable, and all those at interest therewith (collectively, the “Releasing Parties”), jointly and severally, hereby voluntarily and forever, RELEASE, DISCHARGE AND ACQUIT the Administrative Agent, each Lender, and their respective officers, directors, shareholders, employees, agents, successors, assigns, representatives, affiliates and insurers (sometimes referred to below collectively as the “Released Parties”) and all those at interest therewith of and from any and all claims, causes of action, liabilities, damages, costs (including, without limitation, attorneys’ fees and all costs of court or other proceedings), and losses of every kind or nature at this time known or unknown, direct or indirect, fixed or contingent, which the Releasing Parties have or hereafter may have arising out of any act, occurrence, transaction or omission occurring from the beginning of time to the date of execution of this Forbearance Agreement if related to the Note, the Credit Agreement or the other Loan Documents (the “Released Claims”), except that the future duties and obligations of the Administrative Agent under this Forbearance Agreement and the other Loan Documents, and the rights of each Borrower and the Guarantor to its funds on deposit with the Administrative Agent, shall not be included in the term Released Claims.  IT IS THE EXPRESS INTENT OF THE RELEASING PARTIES THAT THE RELEASED CLAIMS SHALL INCLUDE ANY CLAIMS OR CAUSES OF ACTION ARISING FROM OR ATTRIBUTABLE TO THE NEGLIGENCE, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY OF THE RELEASED PARTIES.

7.10           Access to Counsel; Understanding of Terms; No Commitment to Renew.  By execution of this Forbearance Agreement, each of the Borrowers and the Guarantor warrant and represent to the Administrative Agent and the Banks that (i) they were represented by (or had the opportunity to be represented by) counsel of their own selection; (ii) that they each understand the terms of this Forbearance Agreement; (iii) that there is no commitment of any party for a renewal, extension, or modification of the Credit Agreement, the Notes or this Forbearance Agreement in the future on any terms whatsoever; and (iv) the Guaranty of the Guarantor is in full force and effect as of the Effective Date.

7.11           Statute of Limitations.  The parties hereto agree that the statute of limitations pertaining to the Credit Agreement, the Notes, the other Loan Documents and the documents executed in connection therewith shall be tolled during the Forbearance Period.

7.12           Ratification.

7.12.1           The Borrowers hereby ratify all of their Obligations under the Credit Agreement and each of the Loan Documents to which it is a party, and agrees and acknowledges that the Credit Agreement and each of the Loan Documents to which it is a party shall continue in full force and effect after giving effect to this Forbearance Agreement.  Except as expressly set forth in Section 5.1, nothing in this Forbearance Agreement extinguishes, novates or releases any right, claim, Lien, security interest or entitlement of the Administrative Agent or the Banks created by or contained in any of such documents.

7.12.2           The Guarantor hereby ratifies its Guaranty, and agrees and acknowledges that its Guaranty shall continue in full force and effect after giving effect to this Forbearance Agreement.  Except as expressly set forth in Section 5.1, nothing in this Forbearance Agreement extinguishes, novates or releases any right, claim, Lien, security interest or entitlement of the Administrative Agent or the Banks created by or contained in its Guaranty or the other Loan Documents.

7.13           No Waiver of Events of Default.  The execution of this Forbearance Agreement shall not be construed as a waiver of any existing Default or Event of Default under the Credit Agreement and the other Loan Documents, and, except as expressly set forth in Section 5.1, the Administrative Agent reserves its rights to exercise any and all remedies provided for in the Credit Agreement and the other Loan Documents with respect to any such Default or Event of Default upon the Termination Date without any notice having been previously given to the Borrowers or the Guarantor, all of which notices are hereby waived to the fullest extent not prohibited by applicable Laws.

7.14           Costs; Expenses.  In addition to other or similar rights granted in the Credit Agreement, the Borrowers agree to pay on demand all reasonable out-of-pocket costs and expenses of the Administrative Agent and each Bank incurred in connection with the negotiation, preparation, execution and delivery of this Forbearance Agreement, including the reasonable fees and disbursements and other charges of their respective counsel.

7.15           Conditions to Effectiveness.  This Forbearance Agreement shall be effective upon the execution by the Borrowers, the Guarantor, the Administrative Agent and the Banks.

7.16           Counterparts.  This Forbearance Agreement may be executed in a number of counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.  Delivery of an executed counterpart of a signature page of this Forbearance Agreement by telecopy, e-mail, facsimile or other electronic means shall be effective as a delivery of a manually executed counterpart of this Forbearance Agreement.

7.17           Effect.  This Forbearance Agreement is one of the Loan Documents.  Except as expressly provided hereby, the Credit Agreement the other Loan Documents shall remain unchanged and in full force and effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ARTICLE 8
ENTIRE AGREEMENT

THIS FORBEARANCE AGREEMENT CONSTITUTES THE ENTIRE AGREEMENT BETWEEN THE PARTIES HERETO WITH RESPECT TO THE SUBJECT HEREOF AND SHALL SUPERSEDE ANY PRIOR AGREEMENT BETWEEN THE PARTIES HERETO, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT HEREOF.  FURTHERMORE, IN THIS REGARD, THIS FORBEARANCE AGREEMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF SUCH PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG SUCH PARTIES.

IN WITNESS WHEREOF, the parties hereto have caused this Forbearance Agreement to be duly executed as of the Effective Date.

BORROWERS:

NORTH AMERICAN PETROLEUM CORPORATION USA

1335 W. Causeway Approach	By:	/s/ Kyle R. Miller
Mandeville, Louisiana 70471	Name:	Kyle R. Miller
	Title:	Chief Executive Officer

PRIZE PETROLEUM LLC

1335 W. Causeway Approach	By:	/s/ Kyle R. Miller
Mandeville, Louisiana 70471	Name:	Kyle R. Miller
	Title:	Chief Executive Officer

GUARANTOR:

PETROFLOW ENERGY LTD.

1401 17th Street, Suite 310	By:	/s/ Kyle R. Miller
Denver, Colorado 80202	Name:	Kyle R. Miller
	Title:	Chief Executive Officer

BANKS:

TEXAS CAPITAL BANK, N.A.
One Riverway, Suite 2450
Houston, Texas 77056	By:	/s/ Jonathan Gregory
Attention: Energy Group	Name:	Jonathan Gregory
Facsimile: 713/439-5942	Title:	Executive Vice President

COMPASS BANK, an Alabama banking corporation, successor in interest to Guaranty Bank
8333 Douglas Avenue, 10th Floor
Dallas, Texas 75225	By:
Attention: Christopher S. Parada	Name:
Facsimile: 214/360-3463	Title:

ADMINISTRATIVE AGENT:

COMPASS BANK, an Alabama banking corporation, successor in interest to Guaranty Bank
8333 Douglas Avenue, 10th Floor
Dallas, Texas 75225	By:
Attention: Christopher S. Parada	Name:
Facsimile: 214/360-3463	Title:

Signature Page to Forbearance Agreement (continued)

ACKNOWLEDGMENT

ACKNOWLEDGMENT

STATE OF TEXAS §
§
COUNTY OF DALLAS §

This instrument was acknowledged before me on February 16, 2010, by Dan Killian, Senior Vice President of COMPASS BANK, an Alabama banking corporation, successor in interest to Guaranty Bank, on behalf of said banking corporation.

(PERSONALIZED SEAL)

Mary M Stevens
Notary Public's Signature

MARY M STEVENS
Notary Public
STATE OF TEXAS
My Comm. Exp. March 30, 2011

Notary Page to Forbearance
Agreement (Compass)

5688479v.10 Forbearance Agreement-Compass Bank/NAPCUS 100456/00452

SCHEDULE ONE

Deposit Accounts

North American Petroleum Corporation USA:
(operating account)
(money market account)

Schedule One
to Forbearance Agreement

SCHEDULE TWO

Additional Mortgages

1.           HELM 1-33H
2.           LUBIN 1-9H
3.           MEEN 1-8H

Schedule Two
to Forbearance Agreement